www.linkedin.com/in/clong447
(LinkedIn)

Top Skills

Business Strategy
Human Resources (HR)
Project Management

Languages

English (Native or Bilingual)
French (Limited Working)
Italian (Elementary)
Greek (Native or Bilingual)

Christopher L.

CFO | Treasury | Cash Management | FP&A | Financial Modeling |
QuickBooks | Foreign Exchange
New York, New York, United States

Summary

As a fixed-income strategist, portfolio manager, and treasury
director, I bring a record of success and expertise in achieving
consistent profitability and delivering growth during periods of
heightened volatility. Leveraging experience gained at two of
the best money management firms in the world, I have delivered
accurate monetary policy forecasts across multiple Fed interest rate
cycles and best positioned large cash portfolios to take advantage
of moves in short rates. With a passionate approach to leadership
and a deep interest in shaping the next generation of industry talent-
I work effectively at every level of an organization to mentor team
members, share hard-won knowledge and experiences, and give
firms the tools to maximize results, regardless of the market or
economic climate.

USA & EU | Greek/EU Passport Holder with the Ability Travel and
Work Throughout the US and Europe

SKILLS, COMPETENCIES & EXPERTISE
Investment Leadership, Portfolio Management, Fixed-Income
Strategies, Currency Trading, Equity Markets, Product & Solution
Innovation, Revenue & Margin Growth, Risk Mitigation, Monetary
Policy Forecasts, Technical Analysis, Financial Modeling, Thought
Leadership, Global Operations, Vendor/Supplier Management,
Complex Negotiations, Mentoring & Team Building, Capital
Fundraising, Investor Relations

Experience

HapTech Holdings, Inc.
Chief Financial Officer
June 2023 - Present (1 year)
United States

HapTech is focused on using its products currently available, and those under development, to provide trauma-focused care through technology and training, coupled with multiple use cases in entertainment. The technology also has potential broad use for military training using AR/VR.

As the primary individual in charge of finance, work closely with the CEO to define the overall business strategy. Actively manage cash balances, create forecasts, and maintain all financial, qualitative, and legal records. Lead and provide guidance for all capital financing and fundraising.

Kerdos Trading LLC
Founder, President & Chief Investment Officer
2013 - Present (11 years)
New York, New York, United States

• Manage multi-million dollar portfolios for a multi-family office group, targeting income, capital preservation, and investment appreciation. Make investment decisions leveraging technical and proprietary systematic strategies in the fixed-income, foreign exchange, and equity markets. Utilize options and futures for hedging and shift between fixed-income and income-producing equities to adapt successfully to changing economic conditions.
• Completed a successful transition from a Portfolio Manager role at a major hedge fund and set up profitable portfolios in an environment without unlimited technology, research, and analyst input. Generated returns that consistently outperformed benchmarks in a challenging period of a near-zero interest rate policy by the Fed.

DropLabs / SonicSensory, Inc.
Chief Financial Officer & Board Director
2015 - 2022 (7 years)
Los Angeles, California, United States

• Served as the primary financial leader for the startup and worked closely with the CEO to define the overall business strategy. Actively managed cash balances, created forecasts, and maintained all financial, qualitative, and legal records. Managed an annual budget of $5M for payroll, R&D, and miscellaneous business expenses.
• Led and provided guidance for all capital financing and fundraising, helping to secure $30M+ in investments over six years. Brought in potential investors, conducted product demos, fielded questions, and played an essential role in closing deals. Led FP&A and provided investors and banks with monthly and quarterly financial statements.

• Adapted to the unprecedented business climate at the onset of the COVID-19 pandemic that caused the shutdown of multiple company manufacturing, production, testing, and packaging facilities in the US and China. Negotiated deferred loan payments with SonicSensory's primary banking partner, proactively attained PPP funding twice, and secured a convertible note from lead investors to cover operating costs for an entire year.

Graham Capital Management, L.P.
Portfolio Manager
2012 - 2013 (1 year)
Darien, Connecticut, United States

• Managed a macro book focused on trading fixed-income and G5 currencies. Utilized futures and options for outright position-taking and hedging and traded arbitrage strategies in cash US fixed-income. Developed fixed-income strategies and generated monetary policy forecasts for other traders at the firm.

Tudor Investment Corporation
16 years

Portfolio Manager & Strategist
February 2009 - December 2011 (2 years 11 months)
Greenwich, Connecticut, United States

• Served in an advisory role and oversaw fixed-income and G5 currency trading activities within a macro portfolio. Played an essential capacity in internal meetings by providing the executive leadership team with guidance, insights, analysis, and recommendations to inform and drive strategic decision-making for treasury cash balances.
• Provided Tudor's Chief Executive Officer and Senior Portfolio Managers with in-depth economic analyses, recommendations, and trading strategies for fixed-income markets worldwide. Actively traded and executed large transactions for the firm in listed and OTC futures, options, fixed-income, and foreign exchange markets.

Director of Treasury, Portfolio Manager & Strategist
August 1998 - January 2009 (10 years 6 months)
Greenwich, Connecticut, United States

• Managed Tudor's cash reserves, which ranged from $3B to $10B, led the global team that financed all fixed-income positions of a $20B hedge fund, and consistently achieved profitability that exceeded benchmarks.

• Outperformed benchmarks every year, and in 2008, when many firms lost money, added significant alpha to each fund.

• Served as the leader in charge of successfully navigating the unprecedented market conditions during the 2008 Financial Crisis by delivering daily assessments and maintaining a close relationship with the New York Federal Reserve's Markets Group. Provided advanced warning of serious problems ahead in July 2008, two months before the collapse of Lehman Brothers, and took advantage by locking in high rates on longer-term trades.

Manager & Strategist, Fixed-Income Desk
January 1996 - July 1998 (2 years 7 months)
Greenwich, Connecticut, United States

• Headed the Fixed-income Desk, with responsibility for planning and executing all of Tudor's U.S. fixed-income trading activities. Conducted in-depth market research and analysis to develop effective fixed-income trading strategies for the firm's traders to maximize returns, achieve consistent profitability, and minimize risk exposure.

• Consistently added value to the financing book by locking in positions and getting in front of severe market dislocations, including the Long-Term Capital Management (LTCM) meltdown in 1998, the 1997 and 1998 Asian Financial Crisis, and bond defaults during the 1998 Russian Financial Crisis.

Fischer Francis Trees & Watts, Inc.
Portfolio Manager & Proprietary Trader
1991 - 1995 (4 years)
New York, New York, United States

• Developed and executed trading strategies in the interest rate markets using capital from firm Partners, closely monitored market movements, and adjusted the approach as needed. Actively managed the duration and yield curve exposure of $7B in long-term pension funds and the dollar bloc portion of $2B in global portfolios.

Education

NYU Stern School of Business
MBA, Finance

New York University - Leonard N. Stern School of Business
Bachelor of Science, Finance and International Business